February 25, 2020

Shannon Masjedi
Chief Executive Officer
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, CA 90015

       Re: Pacific Ventures Group, Inc.
           Amended Form 10-K for the Year Ended December 31, 2018
           File No. 000-54584

Dear Ms. Masjedi:

        We issued comments to you on the above captioned filing on February 4, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 9, 2020.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing